Unaudited Consolidated Financial Statements

For the Third Quarter Ended September 30, 2010

Augusta Resource Corporation
Consolidated Balance Sheets
(Unaudited - in US dollars)

	September 30,	December 31,
	2010	2009
ASSETS
Current
Cash and cash equivalents	$14,011,406	$6,247,217
Accounts receivable	23,778	18,476
Due from related parties - Note 11	299,348	252,444
Prepaids and deposits	192,303	313,714
Other assets - Note 5	620,015	258,331
Total Current Assets	15,146,850	7,090,182
Capital assets - Note 3	9,442,393	7,739,911
Deposits on long-lead equipment - Note 3	57,760,817	35,490,072
Other assets - Note 5	1,997,449	2,136,333
Mineral properties - Note 4	25,727,201	25,665,438
Deferred development costs - Note 4	91,496,506	64,516,724
Total Assets	$201,571,216	$142,638,660

LIABILITIES
Current
Accounts payable and accrued liabilities - Note 11	$9,608,339	$12,386,174
Current portion of long-term debt - Note 6	-	42,177,512
Total Current Liabilities	9,608,339	54,563,686
Long-term debt - Note 6	42,138,581	3,590,439
Total Liabilities	51,746,920	58,154,125

SHAREHOLDERS' EQUITY
Share capital - Note 8	192,613,079	123,386,017
Contributed surplus	19,794,293	17,513,815
Accumulated other comprehensive income	(5,534,505)	(5,534,505)
Deficit	(57,048,571)	(50,880,792)
Total Shareholders' Equity	149,824,296	84,484,535

Total Liabilities and Shareholders' Equity	$201,571,216	$142,638,660

On Behalf of the Board of Directors

/S/ Richard W. Warke	/S/ Gil Clausen
Richard W. Warke, Director	Gil Clausen, Director

See accompanying notes to the consolidated financial statements

Augusta Resource Corporation
Consolidated Statements of Operations
For the three and nine months ended September 30, 2010 and 2009
(Unaudited - in US dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

EXPENSES
Salaries and benefits	$301,670	$505,318	$1,242,551	$1,460,510
Stock-based compensation	243,046	253,919	988,203	872,966
Legal, Accounting and Audit	806,076	93,501	1,121,070	653,941
Travel	20,404	32,549	108,705	109,147
Consulting	57,837	1,440	78,011	50,995
Filing and Regulatory fees	20,064	2,286	98,559	78,910
Recruiting fees	27,372	-	55,500	30,553
Office and Administration	37,733	47,089	166,692	150,543
Rent	57,782	47,115	130,416	117,760
Investor Relations	35,659	30,232	93,851	73,401
Directors' fees	32,263	29,815	94,867	84,032
Insurance	45,180	39,850	125,644	127,711
Membership and Conferences	607	3,582	9,576	20,401
Amortization	47,269	29,578	128,125	91,810
Fiscal and Advisory services	4,473	5,133	11,584	9,934
Loss from operations	(1,737,435)	(1,121,407)	(4,453,354)	(3,932,614)
Interest and other income/expenses	115,641	142,742	456,296	546,384
Other expenses	(162,269)	(88,810)	(576,106)	(340,619)
Gain (loss) on held for trading securities	105,473	(67,419)	111,685	(67,419)
Foreign exchange gains (losses)	587,700	217,847	262,985	478,090
Interest and finance charges	(3,113)	(26,354)	(47,328)	(72,584)
Net loss for the period	(1,094,003)	(943,401)	(4,245,822)	(3,388,762)

Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.04)	$(0.04)
Weighted average number of shares outstanding	126,745,636	98,650,761	119,535,539	93,002,305

See accompanying notes to the consolidated financial statements

Augusta Resource Corporation
Consolidated Statements of Comprehensive Loss
For the three and nine months ended September 30, 2010 and 2009
(Unaudited - in US dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009
Net loss before income taxes	$(1,094,003)	$(943,401)	$(4,245,822)	$(3,388,762)
Other comprehensive income in the period	-	-	-	-
Comprehensive loss for the period	$(1,094,003)	$(943,401)	$(4,245,822)	$(3,388,762)

See accompanying notes to the consolidated financial statements

Augusta Resource Corporation
Consolidated Statements of Cash Flows
For the three and nine months ended September 30, 2010 and 2009
(Unaudited - in US dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009
Cash flows used in operating activities
Net loss for the period	$(1,094,004)	$(943,401)	$(4,245,823)	$(3,388,762)
Items not involving cash
(Gain) loss on held for trading securities	(105,472)	67,419	(111,685)	67,419
Amortization	47,269	29,578	128,125	91,810
Unrealized foreign exchange loss (gain)	(649,662)	(309,076)	(297,008)	(111,921)
Stock-based compensation	243,046	253,919	988,203	872,966
Accretion income	(120,370)	(117,123)	(361,115)	(368,633)
Other	(40,000)	23,340	24,311	61,128
	(1,719,193)	(995,344)	(3,874,992)	(2,775,993)
Changes in non-cash working capital items
Accounts receivable	(14,593)	201,814	(5,244)	238,665
Due from related parties	(88,902)	-	(40,825)	-
Prepaids and deposits	57,872	85,395	122,134	(90,356)
Accounts payable and accrued liabilities	293,914	144,543	(194,710)	(354,740)
Cash used in operating activities	(1,470,902)	(563,592)	(3,993,637)	(2,982,424)
Financing activities
Shares issued for cash	29,286,866	26,218,196	68,879,922	30,209,459
Share issue costs	(576)	(1,893,384)	(1,921,956)	(2,162,374)
Deferred financing costs	(579,673)	-	(1,468,931)	-
Loan from related party	-	-	3,000,000	-
Repayment of loan from related party	-	-	(3,000,000)	-
Proceeds from long-term debt	-	-	43,000,000	8,956,035
Repayment of long-term debt	(2,680,000)	-	(46,862,262)	(556,945)
Cash provided by financing activities	26,026,617	24,324,812	61,626,773	36,446,175
Investing activities
Mineral property expenditures	(15,000)	(21,816)	(61,763)	(46,816)
Payments and deposits on long-lead equipment	(9,348,862)	(2,387,453)	(24,148,576)	(11,623,514)
Deferred development expenditures	(7,547,809)	(6,694,703)	(25,358,412)	(13,982,514)
Capital asset expenditures, net	(62,250)	(319,801)	(840,608)	(642,277)
Proceeds from sale of discontinued operations	250,000	-	250,000	1,000,000
Cash used in investing activities	(16,723,921)	(9,423,773)	(50,159,359)	(25,295,121)
Effect of exchange rate changes on cash and cash equivalents	645,969	276,866	290,412	104,991
Decrease in cash and cash equivalents during the period	8,477,763	14,614,313	7,764,189	8,273,621
Cash and cash equivalents, Beginning of period	5,533,643	1,222,498	6,247,217	7,563,190
Cash and cash equivalents, End of period	$14,011,406	$15,836,811	$14,011,406	$15,836,811
Supplemental Disclosure
Interest paid	$-	$-	$1,912,171	$-
Non-cash financing and investing activities
Issued promissory note to acquire Helvetia land	$-	$-	$990,000	$-
Fair value of warrants issued	$844,659	$-	$1,571,660	$-

See accompanying notes to consolidated financial statements

Augusta Resource Corporation
Consolidated Statements of Shareholders' Equity
September 30, 2010
(Unaudited - in US dollars except for shares)

				Accumulated
	Common Shares without			Other		Total
	Par Value		Contributed	Comprehensive		Shareholders'
	Shares	Amount	Surplus	Income (Loss)	Deficit	Equity

Balance, December 31, 2008	88,734,261	$92,614,531	$15,466,475	$(5,534,505)	$(42,831,320)	$59,715,181
Shares and warrants issued pursuant to private placement	3,350,000	3,740,210	251,052	-	-	3,991,262
Shares and warrants issued pursuant to equity offering	14,237,000	26,218,197	237,845	-	-	26,456,042
Proceeds from exercise of stock compensation options and warrants	280,555	711,252	(123,944)	-	-	587,308
Proceeds from exercise of stock options	100,000	13,487	(4,190)	-	-	9,297
Share issue costs for equity offering	-	-	-	-	(2,428,169)	(2,428,169)
Share issue costs for private placement	67,000	88,340	5,022		(93,362)	-
Stock-based compensation expense	-	-	1,120,555	-	-	1,120,555
Stock-based compensation capitalized	-	-	561,000	-	-	561,000
Net loss for the year	-	-	-	-	(5,527,941)	(5,527,941)
Balance, December 31, 2009	106,768,816	123,386,017	17,513,815	(5,534,505)	(50,880,792)	84,484,535
Proceeds from equity offering	11,820,000	31,908,314	-	-	-	31,908,314
Proceeds from private placement	10,905,590	27,593,016	844,659	-	-	28,437,675
Share issue costs for equity offering	-	-	-	-	(1,921,957)	(1,921,957)
Stock-based compensation expense	-	-	723,750	-	-	723,750
Proceeds from exercise of stock options	558,332	1,366,352	(563,170)	-	-	803,182
Proceeds from exercise of warrants	3,414,066	8,017,480	(286,730)	-	-	7,730,750
Restricted shares issued	466,665	341,900	253,220	-	-	595,120
Fair value of Red Kite warrants - Note 6(d)	-	-	725,043	-	-	725,043
Stock-based compensation capitalized	-	-	583,706	-	-	583,706
Net loss for the period	-	-	-	-	(4,245,822)	(4,245,822)
Balance, September 30, 2010	133,933,469	$192,613,079	$19,794,293	$(5,534,505)	$(57,048,571)	$149,824,296

See accompanying notes to consolidated financial statements

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at September 30, 2010 and December 31, 2009
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

1.      NATURE OF OPERATIONS

Augusta Resource Corporation (“Augusta” or the “Company”) is a base metals company engaged in the exploration and development of mineral properties in North America. The Company’s most significant asset is the Rosemont copper project (“Rosemont”) near Tucson, Arizona, which is held by our 100% wholly-owned subsidiary Rosemont Copper Company (“RCC”).

The Company incurred a loss of $4.25 million for the nine months ended September 30, 2010 (2009 - $3.39 million loss) and has an accumulated deficit of $57.05 million as at September 30, 2010. The losses and accumulated deficit have been funded primarily through the issuance of debt and equity. Augusta has no revenues from operations and does not expect to generate any revenues from operations until the Company completes its development and construction of Rosemont. The Company is expected to incur significant expenditures for the remainder of 2010 and into the second half of 2011 to complete permitting and engineering at Rosemont. On September 16, 2010, Rosemont entered into an Earn-In Agreement (“EIA”) with United Copper & Moly LLC (“UCM”), the shareholders of which are Korea Resources Corporation and LG International Corp. Under the terms of the EIA, UCM can earn up to a 20% joint venture interest in Rosemont by funding a total of $176 million (the “Investment”) as follows: a maximum $70 million to fund permitting, engineering, long-lead equipment purchases and on-going support activities (collectively, “Pre-Construction Costs”) up to the receipt of significant permits necessary to begin mine construction and $106 million to fund construction costs (Note 7). The Company believes that the cash on hand as at September 30, 2010 along with the funding provided by UCM are sufficient to meet corporate, administrative and continued permitting, engineering and ongoing support activities for the Rosemont project for the coming twelve months.

2.      ACCOUNTING POLICIES

a)        Basis of presentation

These consolidated financial statements have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”) and included the accounts of Augusta Resource Corporation and its wholly-owned subsidiary, Rosemont Copper Company. The interest in the Rosemont Copper Joint Venture is accounted for by proportionate consolidation (Note 7). These consolidated financial statements include all normal recurring adjustments which, in the opinion of management, are necessary for the fair presentation of the financial position, results of operations and cash flows for the interim periods presented. All significant inter-company transactions have been eliminated on consolidation.

As these unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian GAAP, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2009.

Except for new accounting policies on restricted shares and restricted share units and interests in joint venture as outlined below, the accounting policies followed by the Company are set out in note 2 to the audited consolidated financial statements for the year ended December 31, 2009, and have been consistently applied in the preparation of these consolidated financial statements.

Interest in Joint Venture

The Company’s interest in joint ventures (“Rosemont JV” or “Joint Venture”) is consolidated on a proportionate basis. The Company includes in its accounts its proportionate share of the relevant assets, liabilities and costs of the joint ventures.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at September 30, 2010 and December 31, 2009
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Restricted shares and restricted share units

Restricted shares and restricted share units are valued based on the Company’s closing stock price on the issue date. The fair value is recognized as stock compensation expense over the vesting period with a corresponding credit to contributed surplus. The restricted shares are issued from treasury on the date of grant while the restricted share units are converted into common shares on each vesting date. On each vesting date, the fair value of the number of vested common shares is transferred to share capital.

b)        New accounting developments

Business Combinations – Section 1582

In January 2009, the CICA issued Section 1582, “Business Combinations”, which required that all assets and liabilities of an acquired business be recorded at fair value at acquisition. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. This Section also states that acquisition related costs will be expensed as incurred and that restructuring charges be expensed in the periods after the acquisition date. This Section applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period on or after January 1, 2011. Earlier application is permitted. If an entity applies this Section before January 1, 2011, it shall also adopt CICA Sections 1601 and 1602. The Company has not yet adopted this standard.

International Financial Reporting Standards

Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, for years beginning on or after January 1, 2011. Effective January 1, 2011, the Company will adopt IFRS as the basis for preparing its consolidated financial statements. The Company will issue its financial results for the quarter ended March 31, 2011 prepared in accordance with IFRS as required.

c)        Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation for the current year.

3.      CAPITAL ASSETS AND DEPOSITS ON LONG-LEAD EQUIPMENT

Capital assets consist of:

	September 30, 2010			December 31, 2009
		Accumulated			Accumulated
	Cost	Amortization	Net Book Value	Cost	Amortization	Net Book Value
Land	$5,009,174	$-	$5,009,174	$3,445,340	$-	$3,445,340
Water rights	3,805,847	-	3,805,847	3,805,847	-	3,805,847
Vehicles	354,396	119,535	234,861	244,341	71,939	172,402
Buildings	192,206	38,766	153,440	161,046	30,379	130,667
Furnitures and equipments	78,866	42,001	36,865	74,698	27,373	47,325
Computers	390,272	188,066	202,206	270,782	132,452	138,330

	$9,830,761	$388,368	$9,442,393	$8,002,054	$262,143	$7,739,911

Water rights payments relate primarily to the purchase of water from Central Arizona Project (“CAP”), water delivered from CAP is pumped into the local aquifer providing access to the resource at a later date. The Company has received tradable water storage certificates for this water inventory.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at September 30, 2010 and December 31, 2009
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Deposits on long-lead equipment

	2010	2009

Balance, December 31, 2009 and 2008	$35,490,072	$15,282,230
Additions during the period	22,270,745	20,245,932
Reclassifications	-	(38,090)
Balance, September 30, 2010 and December 31, 2009	$57,760,817	$35,490,072

For the nine months ended September 30, 2010 the Company incurred $22.27 million of deposits and other payments relating to long-lead equipment purchases of which $3.38 million was paid subsequent to September 30, 2010. Third quarter payments will be funded by cash calls to UCM pursuant to the September 16, 2010 Earn-In Agreement (Note 7).

4.      MINERAL PROPERTIES AND DEFERRED DEVELOPMENT COSTS

Mineral properties consist of:

	2010	2009
Balance, December 31, 2009 and 2008	$25,665,438	$25,462,869
Acquisition costs	45,054	86,358
Capitalized interest	16,709	116,211
Balance, September 30, 2010 and December 31, 2009	$25,727,201	$25,665,438

	2010	2009
Balance, December 31, 2009 and 2008	$64,516,724	$41,717,224
Permitting, engineering and on-going support activities	24,462,826	20,611,819
Capitalized financing charges	398,525	691,591
Capitalized loan interest charges	1,204,057	935,990
Capitalized stock compensation expense	914,374	560,100
Balance, September 30, 2010 and December 31, 2009	$91,496,506	$64,516,724

On June 1, 2005, the Company entered into an option agreement (the “Agreement”) to purchase 100% of the Rosemont in Pima County, Arizona. Rosemont is approximately 50 kilometres southeast of Tucson, situated near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and ASARCO LLC (“ASARCO”).

The Agreement provided the Company with the right to purchase a 100% interest in Rosemont for $20.40 million and a 3% net smelter royalty. Rosemont comprises 15,000 acres (6,080 hectares) of patented and unpatented claims, fee land and surface grazing rights. The $20.40 million purchase price was payable over a three-year period. After the Company made its first payment of $6.70 million in 2006, on March 31, 2007 the Company exercised its option to purchase Rosemont with a final payment of $13.70 million. The $20.40 million purchase price was determined based on the fair value of the consideration provided and has been allocated to mineral properties.

During the nine months ended September 30, 2010 the Company incurred $24.46 million of expenditures relating to the Rosemont permitting, engineering and on-going support activities. Third quarter joint venture related expenditures will be funded by cash calls to UCM pursuant to the September 16, 2010 Earn-In Agreement (Note 7).

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at September 30, 2010 and December 31, 2009
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

5.      OTHER ASSETS

	2010	2009
Balance, December 31, 2009 and 2008	$2,394,664	$3,892,479
Interest accretion	361,115	490,901
Fair value of Ely Warrants	111,685	8,331
Loan Impairment charge	-	(929,628)
Payment received	(250,000)	(1,000,000)
Write-off of expired warrants	-	(67,419)
Balance, September 30, 2010 and December 31, 2009	2,617,464	2,394,664
Less current portion	(620,015)	(258,331)
Long-term portion of other assets	$1,997,449	$2,136,333

On February 28, 2008, the Company completed the sale of its interest in the Mount Hamilton, Shell and Monte Cristo properties to Ely Gold & Minerals Inc. (“Ely”) for cash consideration of $6.63 million of which $1.63 million was paid on closing and the remaining $5.0 million is payable in annual instalments of $1.0 million (“Annual Payment”) over a five year period and share purchase warrants (the “Warrants”) to purchase up to 3,000,000 shares of Ely for eighteen months after closing at a price of Cdn$0.50 per share. The fair value of the consideration paid was $3.42 million comprising of $3.35 million fair value of the $5.0 million receivable (“Ely Receivable”) calculated using a 15% discount rate and $0.07 million fair value for the Warrants, which was calculated using the Black-Scholes option-pricing model and based on the following assumptions: expected life of 0.66 years; annualized volatility of 40%, a risk free rate of 1.11% and no dividends. The first annual payment of $1.0 million due on February 28, 2009 was received. On August 28, 2009, the warrants expired unexercised and the carrying value was written off.

On November 16, 2009, the Company had agreed to an extension of the time for Ely to pay the remaining $4.0 million under the following terms:

Due Date	Amount Due

June 1, 2010 (paid)	$250,000
June 1, 2011	500,000
June 1, 2012	750,000
June 1, 2013	750,000
June 1, 2014	750,000
June 1, 2015	1,000,000
$4,000,000

In consideration for the extension, Ely granted the Company share purchase warrants for the purchase of up to 2,000,000 Ely common shares at a price of Cdn$0.25 per common share and expire on May 16, 2011. The share purchase warrants had a fair value of $0.01 million based on the following assumptions: expected life of 1.5 years, expected volatility of 40%, risk free interest rate of 1.34% and no dividends. As at September 30, 2010, the fair value of the Ely warrants was $0.12 million, a $0.11 million increase from the second quarter. The change in the fair value of the warrants was recorded in the income statement.

On June 23, 2010 the Company signed a non-binding agreement whereby for a $0.02 million cash payment by Ely the Company would grant Ely an option, exercisable under certain conditions and expiring on August 1, 2010, to early settle the $4 million owing to the Company by making a one-time $3.02 million payment. The agreement was further extended to August 31, 2010 for an additional $0.02 million payment. Since the terms of the agreement required payment by August 31, 2010, the entire balance of long-term other assets were reclassified to current as at June 30, 2010. On August 31, 2010, the conditions in the non-binding agreement were not fulfilled which resulted in the Company reclassifying a portion of the Ely receivable to long term and reverting to the previous payment schedule.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at September 30, 2010 and December 31, 2009
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

6.      LONG-TERM DEBT

Long-term debt consists of:

	September 30,	December 31,
	2010	2009

Long-term notes (a)	$-	$1,547,384
ASARCO production payment (b)	-	2,600,000
Loan facility (c)	-	41,620,567
Long-term debt (d)	42,138,581	-
	42,138,581	45,767,951
Current portion	-	(42,177,512)
	$42,138,581	$3,590,439

a)        Long-term notes

On April 23, 2010, the Company used proceeds from the Red Kite Explorer Trust (“Red Kite”) loan (Note 6 (d)) to repay a $1.0 million promissory note issued in connection with the purchase of Sanrita land and a $1.0 million promissory note issued in connection with the purchase of Helvetia Annex land.

b)        ASARCO production payment

The Company announced on January 16, 2009 that an agreement had been reached with ASARCO that fully and finally resolved the lawsuit ASARCO filed against the Company on August 8, 2007 in the ASARCO Chapter 11 bankruptcy proceeding in the Southern District of Texas, Corpus Christi Division. The proceeding sought the return of the Rosemont property, which the Company acquired in 2006 from a real-estate development company that had purchased the property from ASARCO in 2004. On March 26, 2009, the Company was granted an Order of Dismissal by the United States Bankruptcy Court with each party to bear its own fees, costs and expenses.

As part of the settlement, the Company made a $0.25 million cash payment to ASARCO, which was paid in the first quarter of 2009, and specified annual production payments (“production payments”) over an eight year period once Rosemont reaches commercial production. The Company also has the right of a pre-production, pre-payment option for the production payments equal to the net present value of the aggregate annual payments, using an 18% discount rate. The pre-payment option would be $2.68 million if the payment was made during the calendar year 2010.

On September 24, 2010, the Company exercised the option to prepay the production payments for a payment of $2.68 million. As a result of the payment, the Company has satisfied its obligation to ASARCO pursuant to the settlement agreement and received from ASARCO a mutual release of its obligations.

c)        Loan facility

On April 23, 2010, the Company had replaced the Sumitomo Loan with a new two-year $43 million senior secured loan with Red Kite – Note 6 (d).

d)        Long-term debt

On April 23, 2010, the Company completed a $43 million senior secured loan (the “Loan”) and copper concentrate off-take agreements with Red Kite.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at September 30, 2010 and December 31, 2009
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The Loan bears interest at LIBOR plus 4.5% and matures on the earlier of April 21, 2012 or the date of closing of a Rosemont senior debt project financing facility. The Loan can be repaid without penalty at any time prior to maturity, and the Company has a one-time option, expiring on October 22, 2011, to extend the maturity date by one year for a fee of 2% of the Loan amount.

Under the terms of the off-take agreement, the Company will supply Red Kite with 16.125% of Rosemont’s copper concentrates production per year when Rosemont commences commercial production and ends when 483,750 dry metric tonnes have been delivered to Red Kite. The off-take agreement includes market pricing and competitive payables for metals including benchmarked treatment and refining charges. The Loan is collateralized against Augusta’s assets, including the shares of the Company’s subsidiary which holds the Rosemont assets.

As part of the loan agreement, the Company paid an origination fee of 2% of the Loan amount and issued to Red Kite 1,791,700 warrants (fair value - $0.73 million) exercisable at Cdn$3.90 per share for a three year period. In total, the Company incurred financing costs of $2.19 million which were netted against the Loan. The Loan is accreted to its face value over the term of the Loan using the effective interest method. For the nine months ended September 30, 2010, the Company recorded accretion expense of $0.40 million and accrued loan interest of $0.93 million which have been capitalized to deferred development costs.

The Company required Red Kite’s consent to execute the Joint Venture Agreement between the Company and UCM. For the granting of Red Kite’s consent the Company agreed to pay the accrued interest on the principal amount of the Loan through to October 1, 2010 and cancel the one-time option to extend the maturity date for one additional year. Subsequent to September 30, 2010, the Company made the $0.93 million interest payment to Red Kite.

7.      INTERESTS IN JOINT VENTURE

On September 16, 2010, RCC entered into an EIA whereby UCM can acquire up to a 20% interest in the Rosemont copper molybdenum project in Pima Country, Arizona in consideration for funding $176 million of Rosemont project expenses. .The EIA covers Pre-Construction Costs starting from July 1, 2010 until a maximum $70 million have been advanced. Following the joint venture’s construction approval the remaining $106 million balance will be fully advanced to fund construction. As funds for the Investment are advanced, UCM will earn their proportionate interest in the joint venture.

Pursuant to the EIA, RCC and UCM have entered into a joint venture agreement (“JVA”) to govern their relationship, establishment of a management committee and each participant’s roles and responsibilities within the joint venture. Regardless of the difference in the ownership interest in the joint venture, there are certain terms in the JVA which establishes joint control of the Rosemont project. The Company will be the operator of the Rosemont JV. UCM and Rosemont have also agreed to enter into an off-take agreement on market terms for 30% of the copper concentrate and 20% of the copper cathode and molybdenum concentrates produced annually from the Rosemont mine.

The proportionate consolidation method is used to account for the Company’s interest in the Rosemont JV.

As at September 30, 2010 the Company continues to hold a 100% interest in the Rosemont JV, which is subject to a future dilution of up to 20% based on UCM’s investment into the Rosemont JV. The Rosemont JV incurred approximately $15.0 million of Pre-Construction Costs between July 1, 2010 and September 15, 2010 of which $13.6 million were paid the Company on behalf of the Rosemont JV. The $13.6 million will be reimbursed to the Company upon receipt of a future cash call.

Subsequent to September 30, 2010, UCM made its first $11.5 million cash contribution into the Rosemont JV and has earned a 1.3% interest. The cash contribution covered forecast expenditures from September 16, 2010 to November 30, 2010.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at September 30, 2010 and December 31, 2009
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

8.      SHARE CAPITAL

a)	Authorized:	Unlimited number of common shares without par value

b)	Issued:	Changes in the Company’s share capital were as follows:

	Number of Shares	Amount
Balance at December 31, 2009	106,768,816	$123,386,017
Issued pursuant to equity offering	11,820,000	31,908,314
Issued pursuant to private placement	10,905,590	28,437,675
Fair value of share purchase warrants issued pursuant to private placement	-	(844,659)
Issued on exercise of stock options	558,332	803,182
Issued on exercise of share purchase warrants	3,414,066	7,730,750
Restricted shares issued - Note 8(e)	466,665	341,900
Fair value of exercised stock options and warrants exercised transferred from contributed surplus	-	849,900
Balance at September 30, 2010	133,933,469	$192,613,079

c)        Issuance of common shares

On February 23, 2010, the Company issued 11,820,000 common shares by way of a prospectus filing to a syndicate of underwriters at a price of Cdn$2.75 for gross proceeds of Cdn$32.51 million. Share issue costs of $1.92 million related to this financing were charged to the deficit.

On August 27, 2010 the Company completed a non-brokered private placement with HudBay Minerals Inc. for 10,905,590 units at Cdn$2.75 per unit, for gross proceeds of approximately Cdn$30,000,000. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant with each warrant exercisable to acquire one common share at an exercise price of $3.90 for a period of 18 months expiring on February 27, 2012. The warrants may be subject to accelerated expiry in certain circumstances. The fair value of the common share purchase warrants was $0.84 million and was calculated using the Black-Scholes Pricing Option Model with the following assumptions: expected life of 1.5 years, annual volatility of 40%, no dividend yield and risk-free interest rate of 1.25% .

d)        Stock options

The Company has a stock option plan providing for the issuance of options that shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company as at the date of grant of the options. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company or any of its subsidiaries. Stock options that expired during a blackout period are automatically extended for a period of 10 days following the lifting of the blackout period. The exercise price of each option cannot be lower than the market price of the shares being the closing price of the Company’s common shares on the Toronto Stock Exchange the day before the grant date. Options generally vest ratably over periods of up to three years and may expire within 5 years but no later than 10 years from the date of grant as determined by the Board of Directors.

The following table summarizes the Company’s stock option plan as at September 30, 2010:

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at September 30, 2010 and December 31, 2009
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

		Weighted
		Average
		Exercise
		Price
	Number of Shares	(Cdn$)
Outstanding as at December 31, 2008	7,291,216	$2.44
Granted	1,790,000	0.71
Exercised	(100,000)	0.10
Forfeited	(505,416)	2.10
Outstanding as at December 31, 2009	8,475,800	2.14
Granted	165,000	1.66
Exercised	(558,332)	1.52
Expired	(550,000)	1.71
Forfeited	(41,667)	2.82
Outstanding as at September 30, 2010	7,490,801	$2.20

Exercisable options at September 30, 2010	5,759,117	$2.25

During the nine months ended September 30, 2010, the Company recognized stock-based compensation of $1.04 million (2009 - $1.3 million) for options granted to directors and employees of which $0.58 million (2009 - $0.43 million) was capitalized to the Rosemont project and $0.46 million (2009 - $0.87 million) was charged into income.

No stock options were granted during the third quarter ended September 30, 2010.

The fair value of stock options granted during the nine months ended September 30, 2010 has been estimated using the Black Scholes option pricing model based on the following assumptions:

	2010	2009
Expected life	3.5	3.5
Expected volatility	90.17% - 91.38%	80.8% – 84.7%
Expected dividend yield	0.0%	0.0%
Risk-free interest rate	2.26% -2.90%	1.81% - 1.96%

The following table summarizes the stock options outstanding as at September 30, 2010:

	Options Outstanding			Options Exercisable
			Weighted			Weighted
		Weighted	Average			Average
		Average	Remaining	Options	Weighted	Remaining
		Exercise	Contractual	Outstanding	Average	Contractual
	Options	Price	Life	and	Exercise Price	Life
Exercise Prices	Outstanding	(Cdn$)	(years)	Exercisable	(Cdn$)	(years)
$0.68 - $1.13	1,755,001	$0.73	4.0	794,995	$0.72	4.0
$1.55 - $1.92	1,805,800	1.59	0.8	1,780,800	1.60	0.3
$2.07 - $2.30	1,810,000	2.11	1.2	1,803,333	2.11	1.2
$2.41 - $3.61	530,000	3.18	2.3	200,000	3.56	2.3
$4.10 - $4.97	1,590,000	4.27	7.4	1,179,989	4.26	7.4
	7,490,801	$2.20	3.5	5,759,117	$2.25	3.8

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at September 30, 2010 and December 31, 2009
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The following table summarizes the outstanding share purchase warrants and compensation options as at September 30, 2010:

	Exercise		December 31,				September 30,
	Price (Cdn$)	Expiry Date	2009	Issued	Exercised	Expired	2010

Share purchase warrants	$ 2.30	April 17, 2010	3,350,000	-	(3,350,000)	-	-
Share purchase warrants	$ 3.90	April 21, 2013	-	1,791,700	-	-	1,791,700
Share purchase warrants	$ 3.90	February 27, 2012	-	5,452,795	-	-	5,452,795
Compensation options	$ 2.19	August 6, 2010	213,554	-	(64,066)	(149,488)	-

			3,563,554	7,244,495	(3,414,066)	(149,488)	7,244,495

e)        Restricted Shares and Restricted Share Units

The Restricted Shares and Restricted Share Units Plan (“RSU Plan”) was approved at the Company’s Annual General Meeting held on June 11, 2009. The RSU Plan was created to align the employees’ and directors’ (collectively, the “Participants”) interest with the shareholders’ interest and for the Company to grant restricted shares and restricted share units to Participants equal to approximately one-third of the number of stock options that would have been granted to the Participants under the Company’s stock option plan. The restricted shares are issued from treasury on grant date while the restricted share units are issued on each vesting date. The fair value of the restricted shares and restricted share units is recognized as an amortization charge to the statement of operations over its vesting period with a corresponding credit to contributed surplus. The fair value of restricted shares and restricted share units issued to project Participants are capitalized to deferred development costs. Upon vesting, the fair value of the restricted shares is transferred to share capital.

On February 4, 2010, the Company issued 336,665 restricted shares and 243,334 restricted share units to its employees and directors at a price of $2.27 per share and vest 40% upon receipt of the Record of Decision and 20% at the first, second and third anniversary of date of grant. During the third quarter ended September 30, 2010 21,667 restricted share units were forfeited leaving 221,667 units outstanding.

On March 29, 2010, the Company issued 130,000 restricted shares at a price of $2.63 per share which vested on June 11, 2010.

The following table summarizes the stock-based compensation expense for the three and nine months ended September 30, 2010:

		Three months ended September 30, 2010			Nine months ended September 30, 2010
	Issue Date	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Restricted shares	February 4, 2010	$148,439	$26,307	$174,746	$166,557	$86,664	$253,221
Restricted share units	February 4, 2010	-	99,383	99,383	-	265,020	265,020
Subtotal		148,439	125,690	274,129	166,557	351,684	518,241
Restricted shares	March 29, 2010	-	-	-	164,112	177,788	341,900
Total		$148,439	$125,690	$274,129	$330,669	$529,472	$860,141

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at September 30, 2010 and December 31, 2009
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

9.      FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk and liquidity risk.

a)        Currency risk

On January 1, 2009, the Company changed its functional and reporting currency from Canadian to U.S. dollars. As a result, the Company is exposed to currency risks on its Canadian dollar denominated working capital balances due to changes in exchange rates.

The Company issues equity in Canadian dollars but the majority of its expenditures are in U.S. dollars. The Company purchases U.S. dollars based on its near term forecast expenditures and does not hedge its exposure to currency fluctuations.

As at September 30, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	September 30, 2010	December 31, 2009
Cash and cash equivalents	$13,554,727	$4,942,433
Accounts receivable	24,508	21,587
Due from related parties	273,702	231,763
Prepaids and deposits	11,049	9,966
Accounts payable and accrued liabilities	(871,148)	(512,029)
	$12,992,838	$4,693,720

Based on the Company’s net exposure of Canadian dollar denominated financial assets and liabilities as at September 30, 2010, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase (decrease) of approximately $1.15 million (December 31, 2009 - $0.41 million) to the Company’s net loss for the period.

b)        Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s cash and cash equivalents are held through large Canadian financial institutions and invested in short-term guaranteed investment certificates or high interest savings account. Management believes the risk of loss is remote.

The Company has a $4.0 million receivable from Ely Gold & Minerals Inc. (“Ely”) from the sale of the Company’s interest in DHI Minerals Inc. for $6.63 million. Due to the credit crisis in 2008/2009, the Company extended Ely’s annual payments for an additional two years to 2015 in exchange for two million Ely share purchase warrants exercisable into Ely common shares at a price of Cdn$0.25 per share through to May 16, 2011. In the event that Ely does not make the required payments Augusta can take back the common shares of DHI Minerals and DHI Minerals US or the properties in question. Should Augusta reacquire the DHI shares or properties, an asset impairment assessment may be required.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at September 30, 2010 and December 31, 2009
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

c)        Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents from debt and/or equity financings.

10.    COMMITMENTS

The following table lists the known contractual obligations as at September 30, 2010:

(in thousands)	<1 year	1-2 years	2-3 years	>3 years	Total
Accounts payable and accrued liabilities	$9,608	$-	$-	$-	$9,608
Long-term debt	-	43,000	-	-	43,000
Long-lead equipment purchases	25,643	104,767	43,857	-	174,267
Land purchases	370	-	-	-	370
Operating lease obligations	171	74	40	40	325
	$35,792	$147,841	$43,897	$40	$227,570

11.    RELATED PARTY TRANSACTIONS

The Company shares rent, salaries and administrative services with three other companies, related by common directors and officers. As at September 30, 2010, included in due from related parties was $0.27 million due from these three companies for the recovery of rent, salaries and administration expenses. Subsequent to September 30, 2010, the balance was fully repaid.

On July 1, 2010, the Company and the three related companies formed 688284 B.C. Ltd., a management services company (“ManCo.”) to share corporate office accounting, regulatory compliance, office rent and other administration costs to each of the companies under a management services agreement. Each company holds an equal share in ManCo. For the three months ended September 30, 2010, Manco allocated $0.16 million of salaries, rent and other office costs to the Company. Included in due from related parties as at September 30, 2010 was $0.03 million due from ManCo.

On January 22, 2010 the Company borrowed $3 million (“Loan”) from one of the related companies to complete a scheduled deposit on long-lead equipment. The loan bore an interest rate of one-month LIBOR plus 4% and was repaid on March 12, 2010. Interest paid on the loan was $0.02 million and was capitalized to the related asset.

Included in accounts payable as at September 30, 2010, was $0.02 million (December 31, 2009 - $0.01 million receivable) owing to an officer of the Company and companies related to the officer.

All related party transactions are recorded at the exchange amount.